Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statement (No.333-148415) on Form S-8 of Tennessee Commerce Bancorp, Inc. of our report dated April 15, 2011 and June 1, 2011 with respect to the consolidated balance sheets of Tennessee Commerce Bancorp, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K/A of Tennessee Commerce Bancorp, Inc.  Our report, dated April 15, 2011 and June 1, 2011, relating to the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the elimination of an uncertainty related to the adequacy of Company’s allowance for loan losses.

/s/KraftCPAs PLLC

Nashville, TN

June 1, 2011